L E T T E R      T O      S H A R E H O L D E R S

August 8, 2006

It is a pleasure to update you on the activities of the Company for the quarter ended June 30th, 2006.

During the quarter, we continued our drill program at Quebrada del Diablo. Results from the drilling have extended the Ptz. Blanco and results have been encouraging. We have now completed this program and are currently updating the resource calculation, which should be complete by late August 2006.

With respect to regional exploration, we have now completed an access road to our Quebrada Perdida regional target and drilling has commenced. Results of the first phase of drilling are expected in September.

On the development front, the feasibility study has commenced and the environmental permitting process is well advanced. We expect to submit our Environmental Impact Statement for approval by late August 2006.

We have continued our rapid advance of the Gualcamayo project during the third quarter of 2006 and I look forward to updating you over the remainder of the year.

On behalf of the Board of Directors,

“Patrick G. Downey”

Patrick G. Downey
President and C.E.O.